UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 21, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Declaration of Dividend

On March 21, 2017, we announced a daily distribution of $0.0021917808 per share (the “Q2 2017 Daily Distribution Amount”) (which equates to approximately 8.00% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2017 and ending on June 30, 2017 (the “Q2 2017 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the Q2 2017 Distribution Period and the distributions are scheduled to be paid on or prior to July 21, 2017. While our manager is under no obligation to do so, the annualized basis return assumes that our manager will declare distributions in the future similar to the distributions disclosed herein.

Asset Update

Update to Jacksonville, FL Stabilized Multifamily Acquisition- Reserve at Mandarin

Renovations are nearly 75% complete at the Reserve at Mandarin, an asset acquired last year by the Growth eREIT™. The Reserve at Mandarin is a stabilized 520-unit multifamily apartment building located in Jacksonville, Florida that follows the Growth eREIT’s “buy, fix, and cash-flow” strategy. Since the asset was acquired, the sponsor has completed 387 unit renovations on the property and expects to complete construction on the remaining units and the exterior of the property by the end of next quarter. Renovated vacant units have re-leased at an average of $117 higher than in-place rents. The building was approximately 94% leased at the end of February with renewals coming in roughly $100 higher than the previous year.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated January 5, 2016, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:    March 27, 2017